From Felt+Fat <info@feltandfat.com>
Subject [PREVIEW] Help us spread the word.

Hello again!

We're less than 24 hours away from the launch of our community capital raise through WeFunder so I'm writing to update you and ask for your help in spreading the word.

I am happy to say that in this pre-launch phase of less than one week we've already raised just under $30k. This is awesome progress and we'll be able to access that capital and put it to work as soon as we hit the $50k mark.

Making an investment like this is not for everyone, but there are ways you can help us, even if a monetary contribution is not currently possible. To help spread the word about our campaign, please take a minute after reading this email and think about a person or a group of people who might want to be a part of this raise. Send them a short email about it with a link to our page and a little bit about why you like the brand. I've gone ahead and written a template email below to make things easier, you can adjust it however you see fit.

As you know, we are launching this campaign to the public **this Friday at 10am**. It will be going out to our full email list and will be posted to our social media pages. The success of this will hinge on engagement. So please like the post, comment on it and share it on Friday when we go live.

Thanks so much again for being a supporter of Felt+Fat, this is just the beginning!

Nate

Sample email:

Hi _______,

I'm writing to let you know about Felt + Fat Ceramics. If you don't know, they are a local tableware company that makes some of my favorite plates, cups and bowls. They recently expanded into a huge new production facility and are doing a community capital raise through WeFunder where you can invest for as little as $100. They've got great products and a great mission to help bring better jobs to Kensington, a Philadelphia neighborhood that could really use it. Check them out at https://wefunder.com/feltandfat and let me know what you think!

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| Nathaniel Mell | Founder, CEO. etc. |
| www.feltandfat.com | @feltandfat |
| [redacted] |